Exhibit 77(D)
Van Kampen Government Securities Fund

Effective March 8, 2006, the following investment policy changes took effect for Van Kampen Government Securities
Fund (the "Fund"):

     Under normal market conditions, the Fund may invest up to 20% of its net assets in certain government-related securities, asset-backed securities and/or commercial paper. The government-related securities in which the Fund may invest include privately issued mortgage-related and mortgage-backed securities not directly guaranteed by instrumentalities of the U.S. government and privately issued certificates representing "stripped" U.S. government or mortgage-related securities. The asset-backed securities in which the Fund may invest must be rated at the time of purchase in the highest investment grade (currently Aaa by Moody's Investors Service, Inc., AAA by Standard & Poor's or an equivalent rating by another nationally recognized statistical rating organization ("NRSRO")); The commercial paper in which the Fund may invest must be rated at the time of purchase in the highest investment grade (currently P1 by Moody's Investors Service, Inc., A1 by Standard & Poor's or an equivalent rating by another NRSRO).